October 11, 2007

Amee Han Lombardi
President, Secretary/Treasurer and Director
Han Logistics, Inc.
5925 Starcrest Avenue
Reno, Nevada 89523

Re: Han Logistics, Inc.
       File No. 000-52273
       Form 10-KSB for Fiscal Year Ended
       December 31, 2006

Dear Mrs. Lombardi:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Kevin Woody
                                Accounting Branch Chief